Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                August 31, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                             FT 8896
              Balanced Income Equity and ETF Portfolio, Series 45
                                 (the "Trust")
                      CIK No. 1816912 File No. 333-240885
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THAT THE DISCLOSURE PROVIDES THAT THE TRUST INVESTS APPROXIMATELY 50% IN COMMON STOCKS OF DIVIDEND-PAYING COMPANIES AND APPROXIMATELY 50% IN ETFS WHICH INVEST PRIMARILY IN FIXED-INCOME SECURITIES WHICH INCLUDE CORPORATE AND GOVERNMENT BONDS. PLEASE DESCRIBE IF THERE ARE ANY OTHER TYPES OF FIXED-INCOME SECURITIES THE TRUST HAS EXPOSURE
TO.

      Response: In accordance with the Staff's comment, the term "primarily" will be removed from the referenced disclosure given that the Trust is expected to only have exposure to corporate and government bonds.

      2. THE STAFF NOTES THAT THE DISCLOSURE PROVIDES THAT THE SPONSOR DID NOT REQUIRE SPECIFIC DURATION OR MATURITY POLICIES WHEN SELECTING THE UNDERLYING FUNDS FOR THE PORTFOLIO. THE STAFF REQUESTS THAT THE DISCLOSURE ALSO DESCRIBE WHETHER THE TRUST REQUIRED ANY CRITERIA AS TO THE CREDIT QUALITY WHEN SELECTING THE UNDERLYING FUNDS FOR THE TRUST'S PORTFOLIO.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio Selection Process":

         "The ETF portion of the Trust's portfolio is equally weighted among investment grade bond funds, high-yield bond funds and international bond funds which have no criteria relating to credit quality."

      3. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs in its portfolio that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the prospectus. Please note that going forward, we will indicate when there are ETFs advised by First Trust Advisors L.P. in the initial filing of a trust's registration statement, otherwise, the Staff can assume that a trust will not contain any ETFs advised by the Sponsor's affiliate, First Trust Advisors L.P.

Risk Factors
____________

      4. IF THE ETFS HELD BY THE TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If the final portfolio for the Trust includes any investments in bonds that reference LIBOR, appropriate risk disclosure will be added to the prospectus.

      5. IF THE TRUST HAS MATERIAL EXPOSURE TO CHINA, EITHER DIRECTLY OR THROUGH THE UNDERLYING FUNDS, PLEASE ADD RELEVANT RISK DISCLOSURE. IN ADDITION, PLEASE INCORPORATE THE FOLLOWING LANGUAGE INTO THE EMERGING MARKETS RISK DISCLOSURE:

         "LESS INFORMATION ABOUT EMERGING MARKET COMPANIES IS PUBLICLY AVAILABLE DUE TO DIFFERENCES IN REGULATORY, ACCOUNTING, AUDIT AND FINANCIAL RECORDKEEPING STANDARDS AND INFORMATION THAT IS AVAILABLE MAY BE UNRELIABLE OR OUTDATED."

      Response: If the Trust has material exposure to China based on its final portfolio, relevant risk disclosure will be added to the Trust's prospectus. Additionally, in accordance with the Staff's comment, the "Emerging Market" risk will be replaced in its entirety with the following:

         "EMERGING MARKETS. Certain of the Funds held by the Trust invest in companies headquartered or incorporated in countries considered to be emerging markets. Risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments in general. These increased risks include, among other risks, the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and disruptions in settlement transactions, greater political uncertainties and greater dependence on international trade or development assistance. In addition, less information about emerging market companies is publicly available due to differences in regulatory, accounting, audit and financial recordkeeping standards and information that is available may be unreliable or outdated. Moreover, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative."

      6. THE STAFF NOTES THAT THE "PORTFOLIO" SECTION DESCRIBES THAT THE TRUST WILL INVEST IN FIXED-INCOME SECURITIES WHICH INCLUDE GOVERNMENT BONDS. PLEASE CONSIDER ADDING RISK DISCLOSURE RELATED TO GOVERNMENT SECURITIES TO THE PRINCIPAL RISKS SECTION OF THE PROSPECTUS.

      Response: The following disclosure will be added to the Principal Risks section of the Trust's prospectus:

         "U.S. TREASURY OBLIGATIONS. Certain of the Funds held by the Trust invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates, not only because increases in interest rates generally decrease values, but also because increased interest rates may indicate an economic slowdown."

Exhibit Index
_____________

      7. THE STAFF NOTES THAT THE EXHIBIT INDEX INCLUDES A "FORM OF TRUST AGREEMENT" FOR THE TRUST. PLEASE FILE THE ACTUAL TRUST AGREEMENT FOR THE TRUST.

      Response: The reference to "Form of" will be removed from item 1.1.1 of the Exhibit Index and the actual Trust Agreement for the Trust will be included in a definitive filing of the Trust's Registration Statement.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                         Very truly yours,

                                         CHAPMAN AND CUTLER LLP


                                         By  /s/ Daniel J. Fallon
                                             ____________________
                                                 Daniel J. Fallon